UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of May, 2007

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                         SPIRENT COMMUNICATIONS PLC

              VOLUNTARY DELISTING FROM THE NEW YORK STOCK EXCHANGE

                 AND DEREGISTRATION FROM THE US SECURITIES AND

                              EXCHANGE COMMISSION



London, UK - 25 May 2007: Spirent Communications plc ("Spirent" or "the Company")(LSE: SPT; NYSE: SPM), a leading communications technology company, announces its intention to delist its American Depositary Shares ("ADS") from the New York Stock Exchange ("NYSE") and to deregister from the US Securities and Exchange Commission ("SEC").

The average daily trading volume of shares represented by Spirent's ADS is very small, accounting for 0.5% of the total number of Spirent Ordinary shares traded in the most recent 12 month period. In light of this level of trading activity and the recent adoption of new rules by the SEC regarding the termination of reporting obligations under US securities laws, Spirent believes that the administrative burden and increasing costs associated with maintaining its listing on the NYSE and the reporting requirements necessary for its registration with the SEC under the US Securities Exchange Act of 1934 ("the Exchange Act") outweigh the benefits to Spirent and its shareholders.

Spirent intends to maintain its American Depositary Receipt facility with The Bank of New York as a Level 1 Programme. This means that the Company's ADS will be traded in the US over-the-counter ("OTC") market with effect from 15 June 2007. The Company's Ordinary shares will continue to trade on the London Stock Exchange.

Although Spirent wishes to reduce the costs and complexity of complying with the US securities regulations, it remains fully committed to its business operations in the United States and also to maintaining high standards of corporate governance and transparency toward its shareholders. Through its listing on the London Stock Exchange, Spirent will remain subject to the listing rules, the prospectus rules and the disclosure and transparency rules made by the UKLA and to the Combined Code on Corporate Governance.

Spirent expects that its application for delisting from the NYSE will be submitted so as to become effective on 14 June 2007 and that it will submit its application to the SEC to terminate its Exchange Act reporting obligations with effect from 4 June 2007.



                                    - ends -



Enquiries

Edward Bramson,
Executive Chairman              Spirent Communications plc  +44 (0)1293 767676
Eric Hutchinson,
Chief Financial Officer

Andrew Dowler/Harriet Keen      Financial Dynamics          +44 (0)20 7831 3113



About Spirent Communications plc

Spirent Communications plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent Communications plc can be found at www.spirent.com.

Spirent Communications plc Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent Communications plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.



This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to manage a significant transition in product revenues to new product solutions incorporating latest technology; the implementation of the operating review; the outcome of the business review; our ability to successfully expand our customer base; continuing variable market conditions; pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to the US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent Communications plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 25 May, 2007                    By   ____/s/ Michael Anscombe____

                                                    (Signature)*